                                               1934 Act Registration No. 1-14418
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF: MARCH 2004

COMMISSION FILE NUMBER: 1-14418

                               -------------------

                              SK TELECOM CO., LTD.

                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F __X__              Form 40-F _____


     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____                No __X__

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

================================================================================


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This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

               NOTICE ON THE AGENDA OF 20TH SHAREHOLDERS MEETING

1. DATE : 2004. 3. 12 09:00 AM

2. PLACE : SK Telecom Boramae Building, 729-1, Bongch'on 1-dong,
           Gwanak-gu, Seoul, Korea

3. AGENDA

   1st agenda : Approval of the balance sheet, the statement of income, and the statement of appropriation of retained earnings of the 20th fiscal year as set forth in item 1 of the Company's agenda enclosed herewith.

   2nd agenda : Approval of the amendment of the Articles of Incorporation as set forth in item 2 of the Company's agenda enclosed herewith.

   3rd agenda : Approval of the ceiling amount of the Remuneration of Directors.
             *  Proposed ceiling amount of the Remuneration of Directors is
                  KRW 12 billion
..
   4th agenda : Approval of Appointment of Directors as set forth in item 3 of the Company's agenda enclosed herewith.

      4-1) Approval of the appointment of Directors

      4-2) Approval of the appointment of Outside Directors who will be audit committee members

      [ ] When a candidate(s) withdraws from an election, only the other candidate(s) will remain as effective candidate(s) for the slate.

4. DIVIDEND

          - expected dividend per ordinary share : KRW 5,500 of cash dividend
          - expected dividend pay out ratio : 20.84%


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# Item 1

                          PROPOSED AMENDMENT TO THE AOI
                    AT THE 20TH GENERAL SHAREHOLDERS MEETING


                     CURRENT                                                 AMENDMENTS (PROPOSED)
-----------------------------------------------------  -------------------------------------------------------------
Article 2  (PURPOSE)                                     Article 2  (PURPOSE)

[ ] (Omitted)                                            [ ] (Same as current)
[ ] In order to achieve the above objectives, the        [ ] In order to achieve the above objectives, the
    Company carries on the following businesses:             Company carries on the following businesses:
1. ~ 5. (Omitted)                                        1. ~5. (Same as current)
6. real estate leases;                                   6. lease business of movable property and real property
7. ~ 10. (Omitted)                                       7. ~ 10. (Same as current)
[ ] (Omitted)                                            [ ] (Same as current)

-----------------------------------------------------  -------------------------------------------------------------

           <Newly established>                           Article 54-2(INTERIM DIVIDENDS)

                                                         [ ] At one time during the fiscal year, the Company may
                                                         provide a cash dividend by a resolution of the Board of
                                                         Directors with June 30th as the record date.
                                                         [ ] Details as to the relevant items such as the maximum
                                                         amount, dividend payment date and others in
                                                         connection with interim dividends as set forth in [ ]
                                                         above shall be made in accordance with the Securities
                                                         and Exchange Law and other relevant laws.
                                                         [ ] When providing interim dividends, the dividend rate
                                                         for preferred shares as prescribed under Article 8 shall
                                                         be identical to that of common shares.
                                                         [ ] Provisions under Article 10-2 and Article 54-4 shall
                                                         apply mutatis mutandis when applying provisions
                                                         under this Article.

-----------------------------------------------------  -------------------------------------------------------------

           <Newly established>                           Supplementary Provisions <Amended No. 15. (March 12, 2004)>

                                                         Article 1 (Effective Date)
                                                         This Articles of Incorporation shall become effective as
                                                         of March 12, 2004.

-----------------------------------------------------  -------------------------------------------------------------

# Item 2
                             CANDIDATES OF DIRECTOR

4-2) Candidates of Director


         NAME             DATE OF BIRTH              CURRENT STATUS                    REMARK
----------------------- ------------------- ---------------------------------- -----------------------

    CHO, JUNG NAM          Nov 20. 1941         Current Vice Chairman of          Current Director
                                                       SK Telecom
----------------------- ------------------- ---------------------------------- -----------------------

                                                Current Vice President of
     HA,SUNG MIN          Mar. 24. 1957        Strategic Planning Office,                -
                                                       SK Telecom
----------------------- ------------------- ---------------------------------- -----------------------





  4-2) Candidates of Outside Directors who will be audit committee members


         NAME             DATE OF BIRTH              CURRENT STATUS                    REMARK

----------------------- ------------------- ---------------------------------- -----------------------

     KIM, DAE SIK          Jan 11. 1955       Current Professor of Hanyang            Current
                                                       University                 Outside Director
----------------------- ------------------- ---------------------------------- -----------------------

    NAM, SANG KOO          Aug 20. 1946        Current Professor of Korea             Current
                                                       University                 Outside Director
----------------------- ------------------- ---------------------------------- -----------------------

    BYUN, DAE GYU         March 8. 1960       Current CEO & Representative            Current
                                                 Director of Humax Inc.           Outside Director
----------------------- ------------------- ---------------------------------- -----------------------


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SK TELECOM CO., LTD.

                                       By: /s/ Sung Hae Cho
                                       -----------------------------------------
                                       Name: Sung Hae Cho
                                       Title: Vice President
                                              IR Office




Date: March 3, 2004